EXHIBIT 99.1
For Immediate Release


           Baan Company Pre-announces Estimated Second Quarter Results

Barneveld, The Netherlands, and Herndon, Virginia - July 20, 2000 - Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN) today announced that it expects to report an estimated operating loss of between $85 million and $95 million, or between $(0.32) and $(0.36) per share for the second quarter 2000. The Company estimates revenues of between $70 million and $80 million for this period, down from $106 million in the first quarter 2000 and $130 million in the fourth quarter 1999. The Company ended the quarter with a shareholders' deficit. The Company expects that cash flows used in operations will approximate the operating loss for the quarter.

"Unfortunately, the wait-and-see attitude about the Company's viability continues to put significant downward pressure on revenue," said Rob Ruijter, Chief Financial Officer. "Until we are able to remove the concerns that our customers and prospects have over our viability, and secure financing to pursue a fundamental restructuring of the business, we expect to remain in an environment that makes it very difficult to generate sufficient revenue to support the business."

About Baan Company
Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 13,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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         Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements.
Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K). The foregoing disclaimer does not apply to statements made in connection with the offer to purchase the outstanding common shares of Baan Company by Invensys plc.

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

For more information, please contact:

Baan Company Investor Relations:

Peter Kramer
Baan Company Press Room
+31 (0)342 428786
Email:  pressroom@baan.nl

Judith Ingleton-Beer
Phone:  +44 (0)1780 721433
Email: jingletonbeer@iba.co.uk

George Thompson
Phone: +(202) 828-9708
Email: press@baan.com

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